November 30, 2005
Mr. Jim B. Rosenberg
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20002
Re: McKesson Corporation
Form 10-K for the year ended March 31, 2005
File Number: 1-13252
Dear Mr. Rosenberg:
     On behalf of McKesson Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 7, 2005 received by us on October 21, 2005 relating to our Form 10-K for the year ended March 31, 2005 (referred to herein as 2005). We have recited the comments of the Staff in bold type below, and have followed each comment with the Company’s response. In addition, in all instances whereby we have indicated that we will enhance our disclosure, we are referring to the Company’s Form 10-K for the year ended March 31, 2006 and subsequent filings thereafter.
Form 10-K for March 31, 2005
Management’s Discussion and Analysis
1.	You discuss the business model transition in your pharmaceutical distribution business to fee-based arrangements, yet we do not see any disclosure of:
•	The different nature of these arrangements including their terms and how you are compensated;

•	The effects/expected effects on historical/future operations, cash flows and financial position of these arrangements, both quantitative and qualitative; or

•	Your accounting policies for recording and classifying in your financial statements amounts received and costs incurred under these new arrangements.
Please provide us the above information in disclosure-type format.

In response to the Staff’s comments, below are revisions to our 2005 Form 10-K disclosures pertaining to our U.S. pharmaceutical distribution business’ transition to new distribution arrangements. In future filings, we will include this expanded disclosure.

Gross profit margin for our Pharmaceutical Solutions segment in 2005 reflects the change in our distribution arrangements with the U.S. pharmaceutical manufacturers (“manufacturers”).

Historically, a significant portion of compensation from the manufacturers was inflation-based. We purchased and held pharmaceutical inventory in anticipation of manufacturers increasing their prices. These price increases would then be passed on to customers and we benefited when the inventory was sold at the higher price. Beginning in 2003, branded pharmaceutical manufacturers began to assert control over the amount of pharmaceutical product available in the supply chain by restricting the volume of product available for purchase by pharmaceutical wholesalers. Manufacturers also increasingly sought more data concerning product sales and distribution patterns. We believe that the manufacturers sought these changes to provide them with greater control over product supply and movement in the market and to increase product safety and integrity by reducing the risks associated with product being available to, and distributed in, the secondary market. These changes limited our ability to purchase inventory in advance of price increases. In 2005, manufacturers also reduced the number and average magnitude of price increases. As a result, gross profit margin for our U.S. pharmaceutical distribution business decreased in 2005 as compared to 2004.

Commencing in the second half of 2005, we started revising some of our distribution arrangements with the manufacturers. Under these new arrangements, a significant portion of our compensation from the manufacturers is generated based on a percentage of purchases and, as a result, was no longer as dependent upon pharmaceutical price increases. These distribution arrangements are, however, subject to compliance with various customary performance requirements.

By the end of 2005, our U.S. pharmaceutical distribution business had transitioned or was in the process of transitioning to these new distribution arrangements with almost all of the manufacturers. However, certain distribution arrangements with manufacturers still include an inflation-based compensation component while other arrangements remain structured under the historical inflation-based compensation model. For these manufacturers, a reduction in the frequency and magnitude of price increases as well as restrictions in the amount of inventory available to us could adversely impact segment gross profit margin.

With the transition to these new arrangements, purchases from certain of the manufacturers are better aligned with customer demand and as a result, net financial inventory (inventory net of accounts payable) has decreased. This decrease has had a positive impact on our cash flow from operations. These new arrangements also are expected to diminish the seasonality of gross profit margin which has historically reflected the pattern of manufacturers’ price increases.

In accordance with Emerging Issues Task Force 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” compensation received from manufacturers is recognized as a reduction to the carrying cost of inventory and then to cost of goods sold at the time of sale of the related inventory. With the exception of product costs, costs incurred for all of our arrangements, which primarily consist of warehousing, distribution and selling costs are included in operating expenses.

2.	You identify critical accounting policies requiring significant estimates such as supplier reserves and merchandise inventories. We believe that the focus of this disclosure should be on the estimate identified as critical rather than policies. For each critical accounting estimate, please provide us in disclosure-type format management’s analysis of how the estimate has affected your results of operations for each period presented, and how the variability that is reasonably likely to result from application of each critical accounting estimates may affect your future operations. Refer to Release 33-8350.

In response to your comments, we have provided revisions to our 2005 Form 10-K disclosures for those critical accounting policies that we believe are impacted by the expanded disclosure, in the attached Appendix A. These changes are identified in bold font. In future filings we will include this expanded disclosure.

3.	Please provide us a revised contractual obligation table that includes interest on debt because we believe that interest is part of that contractual obligation.

Below is our 2005 Form 10-K contractual obligation table, amended to include interest on debt. As a result of this change, total obligations were increased by $664 million, to $6,653 million. In future filings, we will include interest within the contractual obligation table.

		Years
(In millions)	Total	Within 1	Over 1 to 3	Over 3 to 5	After 5

On balance sheet
Securities Litigation	$1,200	$1,200	$—	$—	$—
Long-term debt	1,208	8	184	231	785
Other(1)	326	28	56	49	193
Off balance sheet
Purchase obligations	2,742	2,682	16	12	32
Interest on borrowings	664	82	157	133	292
Customer guarantees	190	24	34	2	130
Other(2)	323	88	124	53	58

Total	$6,653	$4,112	$571	$480	$1,490

(1)	Primarily includes estimated payments for pension and postretirement plans.
(2)	Primarily includes operating lease obligations.
Financial Statements
4.	You include in revenues sales of products for shipments from the supplier directly to customers’ warehouses. Absent any other clarifying disclosure, these disclosures could be construed to mean that you are an agent rather than a principal in these transactions. In order to help us understand whether you are a principal or an agent, describe for us the form of these transactions and the rights and obligations of the parties involved. Also, provide us a thorough analysis of how your presentation of the gross amount of these product sales as revenues complies with EITF 99-19. In your response, explicitly analyze each of the EITF 99-19 indicators for gross reporting and explain to us why you believe the weight of these indicators dictate gross reporting. As part of, but not in place of, your analysis of the primary obligor indicator, tell us (A) whether your customers have ever looked to the supplier for the acceptability of the products purchased, including, but not limited to, the quantity, quality, and/or return rights of purchased products, and (B) if not, what causes them to look to you for fulfillment in light of the fact that they appear to have some level of direct interaction with the supplier, who is also the manufacturer of the products they purchased. If the indicators in EITF 99-19 dictate gross reporting, please propose revised disclosure that will clearly and concisely convey to investors why sales of products in which you act as an intermediary and shipments from the supplier directly to the customers’ warehouse are recorded on a gross basis.

In response to the Staff’s comments, a summary analysis of our product sales to warehouse customers for each of the criteria for gross revenue reporting established in EITF 99-19 is included in the attached Appendix B. We continue to believe that we act as a principal in these transactions, and that our existing statement of operations presentation, in which we report revenues and cost of sales on a gross basis, is in compliance with EITF 99-19. We believe this primarily because we take title to and possession of the inventory and assume the risk of loss for collection from our customers, as well as delivery or return of the product.

In addition, in future filings we will include the following expanded disclosures, as identified in bold font, in our Financial Note under “Significant Accounting Policies” to clarify the form and the nature of these transactions:

Financial Note — “Significant Accounting Policies”

Revenue Recognition. Included in our Pharmaceutical Solutions segment revenues are large volume sales of pharmaceuticals to a limited number of large self-warehousing customers whereby we order bulk product from the manufacturer, receive and process the product through our central distribution facility and subsequently deliver the bulk product (generally in the same form as received from the manufacturer) directly to our customer warehouses. In addition to these revenues, we also record revenues associated with direct store deliveries from most of these same customers. Sales to customer warehouses amounted to $24.1 billion in 2005, $21.6 billion in 2004, and $14.8 billion in 2003. In accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, these sales are recorded gross as we take title to and possession of the inventory and assume the risk of loss for collection from our customers, as well as delivery or return of the product. We have significantly lower gross profit margin on these sales as we pass much of the efficiencies of this low cost-to-serve model on to the customer. These sales do, however, contribute to our gross profit dollars in that the volume allows us to earn incremental product sourcing profit.

5.	Explain to us why you do not present any disclosure required by paragraph 37 of FAS 131 for your Pharmaceutical Solutions segment.

Total revenues for our Pharmaceutical Solutions segment were $76.3 billion, $65.5 billion, and $53.1 billion for the three years ended March 31, 2005, of which less than 2% pertain to service revenues. The Company did not report the breakdown for service revenues as amounts derived from services were not material to the segment’s revenues. We will, however, include the following disclosure in future filings:

“Revenues derived from services represent less than 2% of the Pharmaceutical Solutions segment’s 2006, 2005 and 2004 revenues”.
As requested, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust the foregoing responses sufficiently address the issues raised in your letter. Should you have any questions concerning the enclosed, please do not hesitate to contact either Nigel Rees, Corporate Controller, at (415) 983-9390, or me at (415) 983-8882.
Sincerely,
/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President, Chief Financial Officer and
     Principal Financial Officer

Appendix A
     Critical Accounting Policies and Estimates
     Valuation of Receivables: We provide short-term credit and other customer financing arrangements to customers who purchase our products and services. Other customer financing relates to guarantees provided to our customers, or their creditors, regarding the repurchase of inventories, and lease and credit financing. We estimate the receivables for which we do not expect full collection based on historical collection rates and specific knowledge regarding the current creditworthiness of our customers. An allowance is recorded in our consolidated financial statements for these amounts.
     If the frequency and severity of customer defaults due to our customers’ financial condition or general economic conditions change, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and other customer financing and adjust allowances for accounts where collection may be in doubt. At March 31, 2005, trade and notes receivables were $5,492 million, and other customer financing was $190 million, prior to allowances of $160 million. For the years ended March 31, 2005, 2004 and 2003 our provision for bad debts was $16 million, $54 million and $69 million. The decrease in our provision for bad debts was primarily attributed to better accounts receivable management and due to a $30 million expense recorded in 2004 as a result of a customer bankruptcy. At March 31, 2005 and 2004, the allowance as a percentage of trade and notes receivables was 2.1% and 2.7%. During the year ended March 31, 2005, sales to our ten largest customers accounted for approximately 50% of our total consolidated revenues. Sales to our largest customer, Rite Aid Corporation, represented approximately 10% of our 2005 total consolidated revenues. At March 31, 2005, accounts receivable from our ten largest customers and Rite Aid Corporation were approximately 49% and 7% of total accounts receivable. As a result, our sales and credit concentration is significant. Any defaults in payment or a material reduction in purchases from this or any other large customer could have a significant negative impact on our financial condition, results of operations and liquidity. Additional information concerning our allowance for doubtful accounts may be found in Schedule II included in this annual report on Form 10-K.
     Valuation of Inventories: We state inventories at the lower of cost or market. Inventories for our Pharmaceutical Solutions and Medical-Surgical Solutions segments consist of merchandise held for resale. For our Pharmaceutical Solutions segment, the majority of the cost of domestic inventories was determined on the LIFO method and international inventories are stated using the first-in, first-out (“FIFO”) method. Cost of inventories for our Medical-Surgical Solutions segment was primarily determined on the FIFO method. Provider Technologies segment’s inventories consist of computer hardware with cost determined either by the specific identification or the FIFO method. Total inventories were $7.5 billion and $6.7 billion at March 31, 2005 and 2004.
     The LIFO method was used to value approximately 90% of our inventories at March 31, 2005 and 2004. If the FIFO method, which approximates replacement cost, had been applied, total inventories would have increased $187 million and $246 million at March 31, 2005 and 2004. In addition, we recorded LIFO reserve adjustments of a benefit of $59 million, an expense of $28 million and a benefit of $14 million for the years ended March 31, 2005, 2004 and 2003. LIFO adjustments generally represent the net effect of the amount of price increases on branded pharmaceutical products held in inventory offset by the price decrease effect of branded pharmaceutical products that have gone off patent. A LIFO benefit implies that the effect of branded pharmaceuticals that have gone off patent exceeded the effect of price increases on branded pharmaceutical products held in inventory.
     In determining whether inventory valuation issues exist, we consider various factors including estimated quantities of slow-moving inventory by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. Shifts in market trends and conditions, changes in customer preferences due to the introduction of generic drugs or new pharmaceutical products, or the loss of one or more significant customers are factors that could affect the value of our inventories. These factors could make our estimates of inventory valuation differ from actual results.
     Valuation of Goodwill: We have significant goodwill assets as a result of acquiring businesses. We account for goodwill under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which requires us to maintain goodwill assets on our books unless the assets are deemed to be impaired. We perform an impairment test on goodwill balances annually or when indicators of impairment exist. Such impairment tests require that we first compare the carrying value of net assets to the estimated fair value of net assets for the operations in which goodwill is assigned. If carrying value exceeds fair value, a second step would be performed to calculate the amount of impairment. Fair values can be determined using income, market or cost approaches.
     We predominately use a discounted cash flow model derived from internal budgets and forecasts in assessing fair values for our goodwill impairment testing. Factors that could change the result of our goodwill impairment test include, but are not limited to, different assumptions used to forecast future revenues, expenses, capital expenditures and working capital requirements used in our cash flow models. In addition, selection of a risk-adjusted discount rate on the estimated undiscounted cash flows is susceptible to future changes in market conditions, and when unfavorable, can adversely affect our original estimates of fair values. Unanticipated events and circumstances may also occur which may affect the accuracy or validity of such estimates. Any changes in key assumptions could potentially result in an impairment charge. Goodwill at March 31, 2005, 2004 and 2003, was $1,452 million, $1,406 million, and $1,354 million, and we concluded that there was no impairment in our goodwill.
     Contract Accounting: We use the percentage of completion method of accounting to recognize certain revenues and costs, primarily for long-term software contracts within our Provider Technologies segment. This method of accounting requires us to estimate the timing and amounts of total revenue to be earned and total costs to be incurred over the life of a contract. Revenue estimates are derived primarily from negotiated contract prices modified by assumptions regarding change orders, contract arrangements and assumptions regarding penalty provisions associated with technical performance. Revenues are recorded based on the percentage of costs incurred to date compared to the most recent estimate of total costs to complete each contract. Cost estimates are based primarily on the expected amount of resources required to complete the contract.
     The estimated revenue to be earned and costs to complete a project can change significantly throughout the period of a contract. Factors that could change estimates include, but are not limited to, the ability to successfully complete milestones, the timing of milestones, and modifications in the amount of resources or other costs required to complete the project. Changes in estimates to complete, and revisions in overall profit estimates on percentage of completion contracts, are recognized in the period in which they are determined. We accrue for contract losses if and when the current estimate of total contract costs exceeds total contract revenue. Such a provision is subject to change as additional information is obtained and as contracts progress towards completion. In 2005 and 2004, adjustments to earnings resulting from revisions to estimates on these contracts have not been material to the Company. In 2003, we recorded a $51 million provision for expected losses on five multi-year contracts in our Provider Technologies segment’s international business.

     Stock Options: Had we accounted for employee stock options based on fair value for all awards that vested during the year, net income (loss) and net income (loss) per share for 2005, 2004 and 2003 would have been:

	Net Income	Pro Forma
	(Loss)	Net Income	Diluted EPS,	Pro Forma
(In millions, except EPS)	As Reported	(Loss)	as Reported	Diluted EPS

2005	$(157)	$(208)	$(0.53)	$(0.71)
2004	647	442	2.19	1.50
2003	555	399	1.88	1.36

     Pro forma amounts including stock-based compensation were impacted by certain stock option vesting period accelerations and as a result, are not indicative of future estimated stock-based compensation expense.
     Historically, options granted by the Company generally vest over four years and have a term of seven or ten years. However, for employee retention purposes and in anticipation of the requirements of SFAS No. 123(R), in 2004, the Compensation Committee of the Company’s Board of Directors (the “Committee”) approved the accelerated vesting of substantially all unvested stock options outstanding at that time. Furthermore in 2005, the Committee approved a shorter vesting period for approximately 6 million stock options that were granted during the year. These 2005 options were fully vested by March 31, 2005. As SFAS No. 123(R) compensation expense is typically amortized over the related vesting period; the stock options that received accelerated vesting in 2004 did not impact the pro forma expense in 2005. Offsetting this decrease, was the significant pro forma expense associated with the 2005 stock options that received a shorter vesting period.
     We are currently assessing the impact of SFAS No. 123(R) on our consolidated financial statements. As part of this assessment, we are evaluating modifications to our long-term compensation program for key employees across the Company, which may limit stock option grants in favor of restricted share grants and long-term, performance-based cash compensation. Nevertheless, we do believe that this standard could have a material impact on our consolidated financial statements.

Appendix B

Gross Rev.
Indicators of Gross Revenue Reporting — Warehouse Sales	Criteria Met

The company is the primary obligor in the arrangement.	Yes

We are solely responsible for fulfillment of all warehouse orders and must meet service level requirements as negotiated in our customer supply arrangements. The customers look to us as the principal in the transaction. The customer contacts us to order product, discuss product delivery issues, set delivery schedules and negotiate any billing issues. In addition, we are responsible for ensuring that appropriate quantities and correct products are shipped, and that shipments meet certain quality and acceptability requirements for all customers. We are financially responsible for problems in these areas as well as any internally damaged or lost product. The manufacturer is responsible for the efficacy of the product. Customers return saleable product to us for credit. For product that is unsaleable, the customer generally returns the product to a third party reverse logistics processor or to the manufacturer directly for credit. The manufacturer often gives us credit for the returned product, which is then passed on to the customer.

The company has general inventory risk (before customer order is placed or upon customer return).	Yes
•	We purchase and take title to the product when received into our distribution centers. We determine the amount of product that is purchased from the manufacturer based on historical demands and knowledge of specific customer needs. We are responsible for paying for the product and warehousing it until it is sold.

•	We accept returns from customers and restock the product if certain criteria are met and the product is saleable. Under certain conditions, products can be returned to us and we bear the inventory risk on reselling the product.

•	We benefit from any product price increase while the product is owned. We are generally covered for price decreases through price protection from most manufacturers. However, historically price decreases have been de minimis.

•	We can return product to most of the manufacturers if the product has not been damaged due to activities of our employees.

Gross Rev.
Indicators of Gross Revenue Reporting — Warehouse Sales	Criteria Met

The company has latitude in establishing price.	Yes

We have the latitude to negotiate price with our customers.

The company changes the product or performs part of the service.	No

Except for certain limited situations where we repackage the product, we do not change the product.

The company has discretion in supplier selection.	No

Due to the nature of the industry, branded pharmaceutical products are unique and are under patent protection. As a result, we do not have discretion in branded manufacturer selection. Our customers order specific supplier products from us. For certain generic products, we have some latitude in determining the manufacturer.

The company is involved in the determination of product or service specifications.	No

We generally do not determine the specifications of the products ordered by our customers.

The company has physical loss inventory risk (after customer order or during shipping).	Yes

For product shipped from the manufacturers, we assume physical loss inventory risk when title has been transferred to us, which is either from the time of shipment from the manufacturer or receipt by us. We assume physical loss inventory risk when product resides in our warehouse and during shipment to our customers’ warehouses.

The company has credit risk.	Yes

We assume all credit risk. We perform credit reviews on all customers and assess credit worthiness, credit limits and acceptable credit terms. We can reject customers based on unacceptable risk and we bear responsibility for any uncollected amounts from customers. Because of the dollar volume of these transactions, the related receivable balances are substantial.

Gross Rev.
Indicators of Net Revenue Reporting — Warehouse Sales	Criteria Met

The supplier (not the company) is the primary obligor in the arrangement.	Yes

Although manufacturers are responsible for supplying product to meet overall estimated demand, we are responsible for fulfillment of customers’ orders. We must ensure appropriate inventory levels are available, shipped product meets customer requirements, proper invoicing, cash collection and application, and processing customer returns, if any.

The amount the company earns is fixed.	Yes

Compensation earned on the sale of product is not fixed. Our compensation varies both from amounts received from the manufacturers as well as from our customers. In addition to pricing, compensation can vary based on a number of factors including, volume, product mix, magnitude of price increases and other product sourcing opportunities.

The supplier (and not the company) has credit risk.	Yes

We assume all credit risk. We perform credit reviews on all customers and assess credit worthiness, credit limits and acceptable credit terms. We can reject customers based on unacceptable risk and we bear responsibility for any uncollected amounts from customers.